UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. ___)*

IANTHUS CAPITAL HOLDINGS, INC.

(Name of Issuer)

COMMON SHARES , NO PAR VALUE

(Title of Class of Securities)

45074T102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Gotham Green Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,971,679 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 48,971,679 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,971,679 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.6% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Includes an aggregate of (a) 34,659,389 Common Shares (“Shares”) issuable upon conversion of outstanding principal and accrued interest of Notes and (b) an aggregate of 10,196,239 Shares issuable upon exercise of Warrants. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.
(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Gotham Green GP 1, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,076,558 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 13,076,558 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,076,558 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes an aggregate of (a) 9,185,082 Shares issuable upon conversion of outstanding principal and accrued interest of Notes and (b) an aggregate of 2,538,071 Shares issuable upon exercise of Warrants. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.
(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Gotham Green GP II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,829,076 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,829,076 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,829,076 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes an aggregate of (a) 5,291,005 Shares issuable upon conversion of outstanding principal and accrued interest of Notes and (b) an aggregate of 2,538,071 Shares issuable upon exercise of Warrants. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.
(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Gotham Green Credit Partners GP 1, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,296,419 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 12,296,419 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,296,419 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes an aggregate of 9,533,773 Shares issuable upon conversion of outstanding principal and accrued interest of Notes. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.
(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Gotham Green Partners SPV V GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,769,625 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 15,769,625 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,769,625 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes an aggregate of (a) 10,649,528 Shares issuable upon conversion of outstanding principal and accrued interest of Notes, and (b) an aggregate of 5,120,097 Shares issuable upon exercise of Warrants. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.

(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Gotham Green Fund 1, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,614,983 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,614,983 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,614,983 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes an aggregate of (a) 1,836,786 Shares issuable upon conversion of outstanding principal and accrued interest of Notes and (b) an aggregate of 507,551 issuable upon exercise of Warrants. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.
(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Gotham Green Fund 1 (Q), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,461,575 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,461,575 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,461,575 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes an aggregate of (a) 7,348,296 Shares issuable upon conversion of outstanding principal and accrued interest of Notes and (b) an aggregate of 2,030,520 issuable upon exercise of Warrants. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.
(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Gotham Green Fund II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,147,977 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,147,977 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,977 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes an aggregate of (a) 775,820 Shares issuable upon conversion of outstanding principal and accrued interest of Notes and (b) an aggregate of 372,157 issuable upon exercise of Warrants. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.
(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Gotham Green Fund II (Q), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,681,099 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 6,681,099 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,681,099 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes an aggregate of (a) 4,515,185 Shares issuable upon conversion of outstanding principal and accrued interest of Notes and (b) an aggregate of 2,165,914 issuable upon exercise of Warrants. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.
(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Gotham Green Credit Partners SPV 1, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,296,419 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 12,296,419 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,296,419 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes an aggregate of 9,533,773 Shares issuable upon conversion of outstanding principal and accrued interest of Notes. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.
(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Gotham Green Partners SPV V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,769,625 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 15,769,625 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,769,625 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes an aggregate of (a) 10,649,528 Shares issuable upon conversion of outstanding principal and accrued interest of Notes, and (b) an aggregate of 5,120,097 Shares issuable upon exercise of Warrants. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.
(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

CUSIP No. 45074T102	13G

1		NAMES OF REPORTING PERSONS Jason Adler
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,971,679 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 48,971,679 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,971,679 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.6% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Includes an aggregate of (a) 34,659,389 Shares issuable upon conversion of outstanding principal and accrued interest of Notes and (b) an aggregate of 10,196,239 Shares issuable upon exercise of Warrants. The amount of interest with respect to the Notes only includes amounts accrued up to and including July 12, 2020 in connection with the Issuer’s default on the Notes and does not include any interest amounts that may be further accrued or securities that may be issued pursuant to the terms of the Restructuring Support Agreement dated July 10, 2020 and amended on June 15, 2021. The Restructuring Support Agreement contemplates a future recapitalization transaction whereby the principal amount of the Issuer’s liabilities to its lenders, including the Reporting Persons, would be reduced and, in exchange, the lenders would acquire 97.25% of the equity in the Issuer at the closing of the recapitalization transaction.
(2)	Calculated based on 171,718,192 Shares outstanding as of December 31, 2021.

Item 1.	(a)	Name of Issuer:

iAnthus Capital Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

420 Lexington Avenue, Suite 414 New York, NY 10170

Item 2.	(a)	Name of Persons Filing:

Gotham Green Partners, LLC

Gotham Green GP 1, LLC

Gotham Green GP II, LLC

Gotham Green Credit Partners GP 1, LLC

Gotham Green Partners SPV V GP, LLC

Gotham Green Fund 1, L.P.

Gotham Green Fund 1 (Q), L.P.

Gotham Green Fund II, L.P.

Gotham Green Fund II (Q), L.P.

Gotham Green Credit Partners SPV 1, L.P.

Gotham Green Partners SPV V, L.P.

Jason Adler

(b)	Address of Principal Business Office or, if none, Residence:

1437 4th Street. Suite 200 Santa Monica, CA 90401

(c)	Citizenship:

The following entities are organized in Delaware:

Gotham Green Partners, LLC

Gotham Green GP 1, LLC

Gotham Green GP II, LLC

Gotham Green Credit Partners GP 1, LLC

Gotham Green Partners SPV V GP, LLC

Gotham Green Fund 1, L.P.

Gotham Green Fund 1 (Q), L.P.

Gotham Green Fund II, L.P.

Gotham Green Fund II (Q), L.P.

Gotham Green Credit Partners SPV 1, L.P.

Gotham Green Partners SPV V, L.P.

Jason Adler – United States

(d)	Title of Class of Securities:

Common Shares, no par value

(e)	CUSIP Number:

45074T102

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Gotham Green Partners, LLC is the SEC registered investment adviser to the Funds listed herein. Gotham Green GP 1 LLC is the general partner of Gotham Green Fund 1, L.P. and Gotham Green Fund 1 (Q), L.P. Gotham Green GP II, LLC is the general partner of Gotham Green Fund II, L.P. and Gotham Green Fund II (Q), L.P. Gotham Green Credit Partners GP 1, LLC is the general partner of Gotham Green Credit Partners SPV 1, L.P. Gotham Green Partners SPV V GP, LLC is the general partner of Gotham Green Partners SPV V, L.P. Jason Adler is the Managing Member of each general partner. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Shares held by the other Reporting Persons. In addition, the filing of this Schedule 13G on behalf of Gotham Green Partners, LLC should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Securities Act, of any of the Shares covered by this Schedule 13G.

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4 as set forth below:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has: See Row 9 of cover page for each Reporting Person.

(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

See Item 4 above.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

GOTHAM GREEN PARTNERS, LLC		Gotham Green Fund 1, L.P.

By:	/s/ Jason Adler	By:	Gotham Green GP 1, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

Gotham Green GP 1, LLC		Gotham Green Fund 1 (Q), L.P.

By:	/s/ Jason Adler	By:	Gotham Green GP 1, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

Gotham Green GP II, LLC		Gotham Green Fund II, L.P.

By:	/s/ Jason Adler	By:	Gotham Green GP II, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

Gotham Green CREDIT Partners GP 1, LLC		Gotham Green Fund II (Q), L.P.

By:	/s/ Jason Adler	By:	Gotham Green GP II, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

Gotham Green Partners SPV V GP, LLC		Gotham Green CREDIT Partners SPV 1, L.P.

By:	/s/ Jason Adler	By:	Gotham Green Credit Partners GP 1, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

Gotham Green Partners SPV V, L.P.

By:	Gotham Green Partners SPV V GP, LLC

By:	/s/ Jason Adler
Name:	Jason Adler
Title:	Managing Member

/s/ Jason Adler
JASON ADLER

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

February 14, 2022

GOTHAM GREEN PARTNERS, LLC		Gotham Green Fund 1, L.P.

By:	/s/ Jason Adler	By:	Gotham Green GP 1, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

Gotham Green GP 1, LLC		Gotham Green Fund 1 (Q), L.P.

By:	/s/ Jason Adler	By:	Gotham Green GP 1, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

Gotham Green GP II, LLC		Gotham Green Fund II, L.P.

By:	/s/ Jason Adler	By:	Gotham Green GP II, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

Gotham Green CREDIT Partners GP 1, LLC		Gotham Green Fund II (Q), L.P.

By:	/s/ Jason Adler	By:	Gotham Green GP II, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

Gotham Green Partners SPV V GP, LLC		Gotham Green CREDIT Partners SPV 1, L.P.

By:	/s/ Jason Adler	By:	Gotham Green Credit Partners GP 1, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

Gotham Green Partners SPV V, L.P.

By:	Gotham Green Partners SPV V GP, LLC

By:	/s/ Jason Adler
Name:	Jason Adler
Title:	Managing Member

/s/ Jason Adler
JASON ADLER